# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gitlab Inc., CIK 0001653482
CUSIP: 37637K108
Title of class of securities: Class A Common Stock, par value $0.0000025 per share
Address of issuer's principal executive offices: 268 BUSH STREET, #350, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001107310

## Reporting persons
- Eminence Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,702,226; sole dispositive power 0; shared dispositive power 7,702,226; aggregate amount beneficially owned 7,702,226 (5.1% of the class)
- Ricky C. Sandler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,702,226; sole dispositive power 0; shared dispositive power 7,702,226; aggregate amount beneficially owned 7,702,226 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Gitlab Inc.
Address of issuer's principal executive offices: The Company (as defined in Item 2(a)) is a remote-only company. Accordingly, the Company does not maintain a headquarters.

## Item 2. Person Filing
Name of person filing:
This statement is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the shares of Class A Common Stock, par value $0.0000025 per share ("Class A Common Stock") of Gitlab, Inc., a Delaware corporation (the "Company") held by various investment funds (the "Eminence Funds") and separately managed accounts (the "Eminence SMAs," and together with the Eminence Funds, the "Eminence Funds and SMAs") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock held by the Eminence Funds and SMAs.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.
Citizenship: Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of approximately 149,800,000 shares of Class A Common Stock outstanding as of November 18, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025, filed with the Securities and Exchange Commission on December 3, 2025.
Percent of class: 5.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Persons and the Eminence Funds and SMAs is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Eminence Funds and SMAs.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Eminence Capital, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (02/17/2026)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler, Individually (02/17/2026)